UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For September 16, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

3

1.

Final prospectus filed by PrimeWest Energy and dated September 15 2003, pertaining to a fully underwritten bought deal offering of trust units in Canada.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:     s/ Dennis G. Feuchuk

     Name:     Dennis G. Feuchuk

        Title:     Vice President, Finance &

                    Chief Financial Officer

Date: September 16, 2003

5

EXHIBIT A ATTACHED

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws.  Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.  See "Plan of Distribution".

Short Form Prospectus

New Issue

September 15, 2003

$80,290,000
3,100,000 Trust Units

This prospectus qualifies the distribution of 3,100,000 trust units ("Trust Units") of PrimeWest Energy Trust (the "Trust").  The outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol "PWI.UN" and the New York Stock Exchange ("NYSE") under the symbol "PWI".  On September 12, 2003 the closing price of the Trust Units on the TSX was $25.80 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$18.92.  The TSX has conditionally approved the listing of the Trust Units offered hereunder, subject to fulfillment of all of the requirements of the TSX on or before December 8, 2003.  The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.  The price of the Trust Units offered hereunder was determined by negotiation between PrimeWest Energy Inc. ("PrimeWest"), on behalf of the Trust, and Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters").

	Price: $25.90 per Trust Unit
	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$25.90	$1.295	$24.605
Total	$80,290,000	$4,014,500	$76,275,500

Note:

(1)

Before deducting expenses of this offering, estimated to be $200,000.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Macleod Dixon LLP.  Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice.  Definitive Trust Unit certificates will be available for delivery at closing, which is expected to occur on or about September 23, 2003 but in any event not later than October 15, 2003.  The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market.  See "Plan of Distribution".

Each of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to the Trust and PrimeWest and to which the Trust and PrimeWest are currently indebted.  Consequently, the Trust is considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities laws.  A portion of the net proceeds of this offering will be used to repay a portion of the indebtedness of the Trust to such banks.  See "Relationship Among the Trust, PrimeWest and Certain Underwriters" and "Use of Proceeds".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	2	USE OF PROCEEDS	11
NOTE REGARDING FORWARD LOOKING STATEMENTS	2	RELATIONSHIP AMONG THE TRUST, PRIMEWEST AND CERTAIN UNDERWRITERS	11
SELECTED ABBREVIATIONS AND DEFINITIONS	4	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	11
DOCUMENTS INCORPORATED BY REFERENCE	5	LEGAL MATTERS	14
PRIMEWEST ENERGY TRUST	6	INTERESTS OF EXPERTS	14
RECENT DEVELOPMENTS	6	RISK FACTORS	15
DETAILS OF THE OFFERING	8	AUDITORS, TRANSFER AGENT AND REGISTRAR	15
PLAN OF DISTRIBUTION	8	PURCHASERS' STATUTORY RIGHTS	15
CAPITALIZATION OF THE TRUST	9	CERTIFICATE OF PRIMEWEST	16
PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS	10	CERTIFICATE OF THE UNDERWRITERS	17
RECORD OF CASH DISTRIBUTIONS

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP and Macleod Dixon LLP, based on representations of PrimeWest as to certain factual matters, the Trust Units offered hereby will, on the date of closing, be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not, on the date of closing, be foreign property for the purpose of the Income Tax Act (Canada).

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements.  These statements relate to future events or the Trust's future performance.  All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  These statements are only predictions.  Actual events or results may differ materially.  In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources.  Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

  the focus of capital expenditures on development activity rather than exploration;

  the sale, farming in, farming out or development of certain exploration properties using third party resources;

  the objective to achieve a predictable level of monthly cash distributions;

  the use of development activity and acquisitions to replace and add to reserves;

  the impact of changes in oil and natural gas prices on cash flow after hedging;

  drilling plans;

  the existence, operation and strategy of the commodity price risk management program;

  the approximate and maximum amount of forward sales and hedging to be employed;

  the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

  the impact of Canadian federal and provincial governmental regulation on the Trust relative to other oil and gas issuers of similar size;

  the goal to sustain or grow production and reserves through prudent management and acquisitions;

  the emergence of accretive growth opportunities; and

  the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Neither the Trust nor the Underwriters can guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

  general economic conditions in Canada, the United States and globally;

  industry conditions, including fluctuations in the price of oil and natural gas;

  royalties payable in respect of PrimeWest's oil and gas production;

  governmental regulation of the oil and gas industry, including environmental regulation;

  fluctuation in foreign exchange or interest rates;

  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

  failure to obtain industry partner and other third party consents and approvals, when required;

  stock market volatility and market valuations; and

  the need to obtain required approvals from regulatory authorities.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Readers are cautioned that the foregoing list of factors is not exhaustive.  The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  Neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"bbl" means one barrel.

"bbls/d" means barrels per day.

"bcf" means one billion cubic feet.

"boe" means barrels of oil equivalent.  A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of 6 mcf to one barrel.  These conversion factors are not based on energy content or price.

"boe/d" means one barrel of oil equivalent per day.

"mbbls" means one thousand barrels.

"mmbbls" means one million barrels.

"mboe" means one thousand boe.

"mcf" means one thousand cubic feet.

"mlt" means one thousand long tons.

"mmboe" means one million boe.

"mmcf" means one million cubic feet.

"mcf/d" means one thousand cubic feet per day.

"mmcf/d" means one million cubic feet per day.

"NGL" means natural gas liquids.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of PrimeWest, at 4700, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 (telephone (403) 234-6600).  For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained from the Secretary of PrimeWest at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a)

the Renewal Annual Information Form of the Trust dated March 14, 2003 (the "AIF"), including management's discussion and analysis of the financial condition and operations of the Trust for the year ended December 31, 2002 incorporated by reference therein, and the attached audited consolidated financial statements of Cypress Energy Inc. as at and for the years ended December 31, 1998, 1999 and 2000, together with the notes thereto and the auditors' report thereon;

(b)

the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001 and 2002, together with the notes thereto and the auditors' report thereon;

(c)

management's discussion and analysis of the financial condition and operations of the Trust and the unaudited comparative consolidated financial statements of the Trust as at and for the six months ended June 30, 2003;

(d)

the Management Proxy Circular of the Trust dated April 1, 2003, relating to the annual general and special meeting of the holders of Trust Units of the Trust held on May 6, 2003 (excluding those portions thereof which appear under the headings "Performance Analysis", "Executive Compensation - Report on Executive Compensation" and "Corporate Governance"); and

(e)

the provisions of the short form prospectus of the Trust dated February 4, 2003 under the heading "Recent Developments - Acquisition of Acquired Companies".

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a)

material change reports (except confidential material change reports);

(b)

comparative interim financial statements;

(c)

comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d)

information circulars (other than any disclosure comparable to the portion of the Management Proxy Circular of the Trust dated April 1, 2003 which is not incorporated in this short form prospectus).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

PRIMEWEST ENERGY TRUST

The Trust

The Trust is an open-end investment trust created under the laws of Alberta pursuant to a declaration of trust dated as of August 2, 1996, among the settlor of the Trust, PrimeWest and Montreal Trust Company of Canada, as amended and restated (the "Declaration of Trust").  Computershare Trust Company of Canada is the trustee of the Trust.  The beneficiaries of the Trust are the holders of Trust Units ("Unitholders").  The Trust's principal and head office is located at 4700, 150 - 6th Avenue S.W., Calgary, Alberta  T2P 3Y7.

The principal undertaking of the Trust is to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties and assets related thereto.  One of the Trust's primary assets is currently a royalty (the "Royalty") equal to approximately 99% of the net cash flow generated by the petroleum and natural gas interests held by PrimeWest, after certain costs, expenditures and deductions, and gross overriding royalty interests in crude oil and natural gas properties primarily located in western Canada.  A portion of the net cash flow received by the Trust is distributed monthly to Unitholders.  The Trust also lends money to PrimeWest to allow it to make further acquisitions and develop its properties.  The interest income earned on such funds is also distributed monthly to Unitholders.

The structure of the Trust and the flow of funds from the petroleum and natural gas properties owned by PrimeWest, and from gross overriding royalties owned directly by the Trust, to the Trust, and from the Trust to Unitholders, is set forth in more detail on page 2 of the AIF incorporated herein by reference.

PrimeWest

PrimeWest was incorporated under the Business Corporations Act (Alberta) on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002 and continued as PrimeWest Energy Inc.  PrimeWest amalgamated with PrimeWest Management Inc. and another subsidiary on November 7, 2002 and continued as PrimeWest Energy Inc.  The head, principal and registered office of PrimeWest is located at 4700, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7.  All of the issued and outstanding voting shares of PrimeWest are currently held by the Trust.

The business of PrimeWest is the acquisition, development and exploitation of petroleum and natural gas properties and the production and marketing of petroleum and natural gas.

The capital structure of PrimeWest includes exchangeable shares (the "Exchangeable Shares").  The Exchangeable Shares were issued in connection with previous corporate acquisitions.  As at September 4, 2003, there were issued and outstanding 4,380,440 Exchangeable Shares, which are exchangeable into 1,848,327 Trust Units based on a ratio which is adjusted and increased on each date that the Trust pays a distribution to its Unitholders.  The current exchange ratio is 0.42195 Trust Units for each Exchangeable Share.  The outstanding Exchangeable Shares are traded on the TSX under the trading symbol "PWX".

RECENT DEVELOPMENTS

Second Quarter Operational and Financial Results and Revised 2003 Outlook

On July 29, 2003, the Trust announced its interim operating and financial results for the six-months ended June 30, 2003.  Second quarter cash flow of $57.2 million was down from first quarter cash flow of $64.8 million, primarily reflecting significantly lower natural gas prices during the second quarter.  Diluted second quarter cash flow from operations of $1.24 per Trust Unit was lower than the diluted cash flow from operations in the previous quarter of $1.53 per Trust Unit, likewise primarily as a result of lower natural gas prices.  Cash distributions for the quarter totalled $1.20 per Trust Unit, unchanged from the previous quarter.

Production volumes averaged 34,004 boe/d for the second quarter, slightly below the 34,554 boe/d average for the first quarter.

Based on the operating and financial results for the six months ended June 30, 2003, PrimeWest revised its outlook for 2003 to the following:  (i) average daily production of 33,500 boe/d; (ii) operating costs of approximately $6.50 per boe; and (iii) capital expenditures of approximately $100 million.

Revised Distribution Strategy

On June 25, 2003, the Trust announced that the distribution payable to Unitholders on August 15, 2003 would be $0.32 per Trust Unit, down from $0.40 per Trust Unit for the preceding month.  The reduction in the distribution coincided with, and reflected, a revised strategy for the Trust of distributing 70% to 90% of its net cash flow, or approximately 80% over the longer term, which is lower than the historical payout ratio of approximately 95%.

This retention of cash flow is expected to allow the Trust to maintain balance sheet strength, permitting greater financial flexibility while reducing the cost and potential dilution associated with financing activities.  PrimeWest believes that maintenance of balance sheet strength is in the best long-term interest of Unitholders and should provide support to long-term Trust Unit price, as the cash flow retained can be invested in maintaining production and in the pursuit of accretive acquisition opportunities.

Appointment of Additional Directors

On January 8, 2003, the Trust announced the appointment of W. Glen Russell to the Board of Directors of PrimeWest, and on May 26, 2003, the Trust announced the appointment of James W. Patek to the Board of Directors of PrimeWest.  Both individuals were appointed as independent and unrelated directors.  The appointments reflect the Trust's continuing efforts to proactively advance the governance of the Trust and PrimeWest.

Mr. Russell is an engineer with over 30 years of experience in the oil and gas industry and was formerly the President and Chief Operating Officer of Chauvco Resources Ltd. and, prior to that, the Senior Vice-President and Chief Operating Officer of Gulf Canada Resources Limited.

Mr. Patek is an engineer with over 36 years of international experience in the oil and gas industry and currently the President of Patek Energy Consultants, a consulting firm based in the United States that provides professional services to oil and gas companies.  Mr. Patek's previous positions include Chief Executive of Petrocorp Exploration Limited, Chief Executive of Fletcher Challenge Energy, based in New Zealand, and President of Fletcher Challenge Energy Canada Inc., based in Calgary, Alberta.

Private Placement of U.S. $125 Million Senior Secured Notes

On May 7, 2003, the Trust announced the completion of a private placement debt financing for U.S. $125,000,000 of senior secured notes ("Notes") with a seven year term and an effective five and one half year average life at a coupon rate of 4.19%.  The principal value of the Notes is repayable in four equal annual instalments beginning at the end of the fourth year after issuance.  The net proceeds of the private placement were used to repay a portion of the Trust's and PrimeWest's outstanding debt.

Acquisition of Acquired Companies

On January 23, 2003, PrimeWest and PrimeWest Gas Inc., a wholly-owned subsidiary of PrimeWest, completed the acquisition of two private Canadian exploration and production companies (the "Acquired Companies") for an aggregate purchase price of $208.1 million, net of adjustments (including working capital).

The assets of the Acquired Companies primarily consisted of natural gas properties in the Western Canadian sedimentary basin, with the majority of those properties located in the Caroline and Peace River Arch areas.

Production from the properties was approximately 6,800 boe/d at the time the acquisition was completed.  Operating margins associated with the properties are characterized by high per barrel margins as a result of premium revenue streams attributable to liquids rich, high heat content natural gas combined with a low operating cost structure.  A number of production and reserve enhancement opportunities have been identified which are being pursued this year and in 2004.  The assets of the Acquired Companies also include certain natural gas processing midstream assets, particularly the Valhalla gas processing plant located in the Peace River Arch area.

DETAILS OF THE OFFERING

The offering consists of 3,100,000 Trust Units at a price of $25.90 per Trust Unit.  The following is a summary of the material attributes and characteristics of the Trust Units.  This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Declaration of Trust.

Each Trust Unit represents an equal undivided beneficial interest in the Trust.  Each Trust Unit shares equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders.  Except as otherwise set forth in the documents incorporated herein by reference, no Unitholder is liable to pay any further calls or assessments in respect of the Trust Units and no conversion, retraction, redemption or pre-emptive rights attach to the Trust Units.  Unitholders have a right of redemption as further described at page 4 of the AIF incorporated herein by reference.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Declaration of Trust.  The Declaration of Trust provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates, and the Declaration of Trust may be amended from time to time.  Substantive amendments to the Declaration of Trust, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, will require approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than 66% of the votes cast, either in person or by proxy, at such meeting.  The Declaration of Trust also restricts non-resident ownership of Trust Units to less than 50% of the outstanding Trust Units at any time in order to maintain its status as a mutual fund trust under the Income Tax Act (Canada).  Notwithstanding, the Trust's non-resident ownership is below this threshold.  The Trust believes that the nature of its assets is such that the Trust would continue to qualify as a mutual fund trust even if the Trust's non-resident ownership exceeded this threshold.  More information regarding this restriction is set forth at page 5 of the AIF incorporated herein by reference.

Unitholders of record on the last business day of each month are entitled to receive cash distributions of distributable income of the Trust in respect of that month.  Such distributions are made on or about the 15th day of the following month.  Subscribers for Trust Units pursuant to this offering who continue to own such Trust Units on September 30, 2003, provided the offering is completed by that time, will be entitled to receive a distribution in respect of September 2003, payable on or about October 15, 2003.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated September 3, 2003 (the "Underwriting Agreement") among the Trust, PrimeWest and the Underwriters, the Trust has agreed to issue and sell an aggregate of 3,100,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on September 23, 2003 or on such other date as may be agreed among the parties to the Underwriting Agreement (such date not to be later than October 15, 2003).  Delivery of the Trust Units is conditional upon payment on closing of $25.90 per Trust Unit by the Underwriters to the Trust.  The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $1.295 per Trust Unit for an aggregate fee of $4,014,500, in consideration for their services in connection with this offering.  The offering price of the Trust Units offered hereunder was determined by negotiation between Scotia Capital Inc. and CIBC World Markets Inc., on their own behalf and on behalf of the other Underwriters, and PrimeWest on behalf of the Trust.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events.  If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units.  The Trust is not obligated to sell less than all of the Trust Units.

The TSX has conditionally approved the listing of the Trust Units offered hereunder, subject to fulfillment of all of the requirements of the TSX on or before December 8, 2003.  The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.

The Trust has agreed with the Underwriters that it will not, during the period ending 90 days after the Closing Date, issue or sell any Trust Units or any securities convertible into or exchangeable for Trust Units, without the prior written consent of Scotia Capital Inc. and CIBC World Markets Inc. on behalf of the Underwriters, after consultation with the Underwriters, such consent not to be unreasonably withheld, other than any issue or sale pursuant to: (i) the Trust's Trust Unit incentive plan; (ii) the Trust's distribution reinvestment and optional trust unit purchase plan, as amended from time to time; (iii) the exchange (or the exercise of certain call rights and exchange rights in connection with the exchange) of the Exchangeable Shares; and (iv) rights issued pursuant to the amended and restated unitholders rights plan of the Trust.

The Trust has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

The Trust Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.

In addition, until 40 days after the commencement of this offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, and as at June 30, 2003, both before and after giving effect to this offering:

Designation	Authorized	As at December 31, 2002 (audited)	As at June 30, 2003 before giving effect to this offering (unaudited)	As at June 30, 2003 after giving effect to this offering (unaudited)(5)
Long Term Debt (1)(2)	-	$228,057,000	$298,400,000	$222,324,500
Unitholders' Equity	Unlimited	$847,098,000(3) (37,004,522 Trust Units)	$998,200,000(4) (44,172,254 Trust Units)	$1,074,275,500 (47,272,254 Trust Units)

Notes:

(1)

As at June 30, 2003, the Trust and PrimeWest had a credit facility consisting of a revolving term loan of $188 million and an operating facility of $25 million.  The revolving period under the revolving term loan is currently expected to expire on June 30, 2004.  That revolving period may be extended, at the option of the lenders, for a further 364 days.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable, as to 60% of such amounts, 366 days after the end of the revolving period and the balance of such amounts one year later.  The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing.  Security for amounts outstanding is provided by, among other things, floating charge oil and gas debentures over all of the present and after-acquired assets of the Trust and PrimeWest.  On May 7, 2003, PrimeWest replaced a portion of its bank debt with Notes in the amount of U.S. $125 million.  The Notes have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The terms of the Notes require PrimeWest to make four annual principal repayments of U.S. $31,250,000 commencing May 7, 2007.

(2)

Includes current portion of long-term debt and bank overdrafts, but does not include outstanding letters of credit having an aggregate face value of $3,800,000 as at December 31, 2002 and $5,300,000 as at June 30, 2003.

(3)

As at December 31, 2002, the Trust's Unitholders' equity consisted of $1,299,968,000 of net capital contributions, $123,170,000 of accumulated income, $884,000 of capital issued but not distributed and long term incentive plan equity of $10,068,000, less $578,934,000 of accumulated cash distributions and $8,058,000 of accumulated dividends.  As at December 31, 2002, the Trust had outstanding 2,097,700 unit appreciation rights ("UARs") pursuant to the Trust's Trust Unit incentive plan.  Of these UARs, 666,930 were vested and would result in the issuance of 341,315 Trust Units if exercised.  In addition, 5,179,278 Exchangeable Shares, exchangeable into 1,939,864 Trust Units, were outstanding at December 31, 2002.

(4)

As at June 30, 2003, the Trust's Unitholders' equity consisted of $1,468,000,000 of net capital contributions, $207,000,000 of accumulated income and long term incentive plan equity of $11,700,000, less $681,500,000 of accumulated cash distributions and $8,100,000 of accumulated dividends. As at June 30, 2003, the Trust had outstanding 2,446,053 UARs pursuant to the Trust's Trust Unit incentive plan.  Of these UARs, 1,014,175 were vested and would result in the issuance of 405,357 Trust Units if exercised.  In addition, 4,435,216 Exchangeable Shares, exchangeable into 1,821,543 Trust Units, were outstanding as at June 30, 2003.

(5)

Based on the issuance of 3,100,000 Trust Units for an aggregate of $80,290,000, less the Underwriters' fee of $4,014,500 and expenses of the issue estimated to be $200,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "PWI.UN" and on the NYSE under the symbol "PWI".  The following table sets forth the price range and trading volume of the Trust Units (adjusted to give effect to the consolidation of the Trust Units on a four-to-one basis on August 16, 2002 (the "Consolidation")) as reported by the TSX and the NYSE (from the initial date of listing on the NYSE of November 19, 2002) for the periods indicated:

	Toronto Stock Exchange			New York Stock Exchange
	High	Low	Average Daily Trading Volume	High		Low		Average Daily Trading Volume
2001
Third Quarter	$35.08	$25.68	152,052		-		-	-
Fourth Quarter	30.04	23.80	149,156		-		-	-
2002
First Quarter	26.12	23.60	100,500		-		-	-
Second Quarter	29.32	25.80	121,599		-		-	-
Third Quarter	29.56	24.48	109,216		-		-	-
Fourth Quarter	27.68	24.31	123,964	U.S. $	16.69	U.S. $	15.62	39,276
2003
First Quarter	27.34	24.48	184,428		17.96		16.05	111,605
April	25.00	23.40	181,858		17.34		15.97	99,986
May	27.48	24.77	227,421		20.20		17.50	177,305
June	27.75	25.04	294,152		20.60		18.53	222,876
July	26.74	25.40	140,719		19.29		18.42	149,741
August	26.80	25.44	127,623		19.26		18.08	143,585
September 1 - 12	26.49	25.80	188,870		19.08		18.83	160,578

On September 12, 2003 the closing price per Trust Unit on the TSX was $25.80 and the closing price per Trust Unit on the NYSE was U.S.$18.92.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions (adjusted to give effect to the Consolidation) paid by the Trust since January 1999.

Distribution Date	Month	2003	2002	2001	2000	1999
February 15	January	$0.40	$0.40	$0.80	$0.40	$0.24
March 15	February	0.40	0.40	0.80	0.40	0.24
April 15	March	0.40	0.40	0.80	0.40	0.24
May 15	April	0.40	0.40	0.88	0.40	0.28
June 15	May	0.40	0.40	0.88	0.52	0.36
July 15	June	0.40	0.40	0.88	0.64	0.28
August 15	July	0.32	0.40	0.88	0.64	0.40
September 15	August	0.32	0.40	0.88	0.64	0.56
October 15	September	0.32(1)	0.40	0.68	0.64	0.40
November 15	October	-	0.40	0.68	0.80	0.40
December 15	November	-	0.40	0.68	0.80	0.60
January 15	December	-	0.40	0.40	0.80	0.40

Note:

(1)

Payment will be made on October 15, 2003 to Unitholders of record on September 30, 2003.

The Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, direct expenses of the Trust, management fees, reclamation fund contributions, capital expenditures, operating costs, debt service charges and general and administrative expenses as determined necessary by PrimeWest.  The Trust receives monthly income pursuant to the Royalty in an amount determined by the directors of PrimeWest, as well as income from other sources, and distributes a portion of this income to Unitholders monthly.  Currently, the Trust's monthly distributions consist of $0.32 per Trust Unit.  The Trust has recently revised its distribution strategy to lower its ratio of distributions to net cash flow to 70% to 90%, or approximately 80% over the longer term, from its historical level of approximately 95%.  This retention of cash flow is expected to provide balance sheet strength to the Trust, permitting greater financial flexibility while reducing the cost and potential dilution associated with financing activities.  See "Recent Developments - Revised Distribution Strategy".

USE OF PROCEEDS

The net proceeds of this offering, after payment of the Underwriters' fee of $4,014,500 and expenses of the issue estimated to be $200,000, will be approximately $76,075,500.  See "Plan of Distribution".  The net proceeds will be used for general Trust purposes, to reduce the indebtedness of the Trust and PrimeWest under the credit facility (the "Credit Facility") described at Note 1 under "Capitalization of the Trust" and to fund ongoing capital expenditures, including natural gas well drilling and facilities investments at PrimeWest's properties in Caroline, Valhalla and Brant Farrow.  Based on the outstanding indebtedness under the Credit Facility as at August 31, 2003 of $125.2 million, and assuming that the entire net proceeds will be used to reduce such indebtedness, it is anticipated that the indebtedness under the Credit Facility will be reduced to $49.1 million immediately following the offering.  See also "Relationship Among the Trust, PrimeWest and Certain Underwriters".

RELATIONSHIP AMONG THE TRUST, PRIMEWEST AND CERTAIN UNDERWRITERS

Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. are wholly-owned or majority-owned subsidiaries of the lenders to the Trust and PrimeWest pursuant to the Credit Facility.  Accordingly, the Trust is considered a connected issuer of Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. under applicable Canadian securities laws.

As at August 31, 2003, $125.2 million was outstanding under the Credit Facility (excluding $5.2 million in letters of credit) out of a total amount available under the Credit Facility of $213 million.  Each of the Trust and PrimeWest are in compliance with all material terms of the agreement governing the Credit Facility, and none of the lenders thereunder have waived any breach by the Trust or PrimeWest of that agreement since its execution.  The Credit Facility is secured by floating charge oil and gas debentures over all of the present and after-acquired assets of the Trust and PrimeWest.  Neither the financial position of the Trust and PrimeWest nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between PrimeWest, on behalf of the Trust, and Scotia Capital Inc. and CIBC World Markets Inc. on their own behalf and on behalf of the remaining Underwriters.  The lenders thereunder did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof.  As a consequence of this issuance, each of Scotia Capital Inc., CIBC World Market Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. will receive its share of the Underwriters' fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Macleod Dixon LLP (collectively, "Counsel") the following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Trust Units pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, is resident in Canada, holds the Trust Units as capital property and deals at arm's length with, and is not affiliated with, the Trust.  Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.  This summary is not applicable to (i) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, or (ii) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act.  Any such subscriber should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency.  This summary assumes the Proposed Amendments will be enacted in the form proposed.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Trust Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made.  Consequently, holders and prospective holders of Trust Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Trust Units pursuant to this offering, having regard to their particular circumstances.

Status of the Trust

Based on representations of PrimeWest, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will so qualify on the date of the closing of this offering and continuously thereafter for the duration of its existence.  In the event that the Trust were not to qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of amounts paid or payable to Unitholders in the year.  The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts in respect of the Royalty, including any amounts subject to set-off in respect of any Crown charges reimbursed by it to PrimeWest in that year.  The Trust is also required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.  Provided that appropriate designations are made by the Trust, all dividends from taxable Canadian corporations which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of PrimeWest, will be deemed to have been received by Unitholders and not to have been received by the Trust.

In computing its income the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize over a five year period the underwriting fees and other expenses of this offering and any previous offering.  The Trust may also deduct, in computing its income for a year, an amount not exceeding 10% of any positive balance of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year.  The cost of acquiring the Royalty was added to the Trust's cumulative COGPE account, and, assuming the Royalty qualifies as a "Canadian resource property" within the meaning of the Tax Act, any amount that the Trust has been or will be required, pursuant to the terms of the Royalty, to pay in a year in respect of additional Canadian resource properties acquired by PrimeWest has been or will be added to the cumulative COGPE account of the Trust.  An amount that becomes receivable by the Trust in a year as a result of a sale of a property by PrimeWest and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account.  If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

In accordance with the Regulations, the Trust may deduct in computing its income for a year a resource allowance equal to 25% of its "adjusted resource profits".  Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders.  Under the Proposed Amendments, this deduction is being phased out over a five-year period commencing in 2003.  Prior to 2003, the Trust could not deduct Crown charges reimbursed by it to PrimeWest in the year in respect of the Royalty.

Under the Proposed Amendments, Crown charges that were previously not deductible will be deductible.  This deduction is being phased in over the same five-year period over which the resource allowance is being phased out.  Prior to full phase-out of the deduction for the resource allowance and full phase-in of the deduction for Crown charges, the excess, if any, of non-deductible reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust.  Counsel understands that the Trust has designated and will continue to designate the full amount of any such excess annually in respect of the Unitholders.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time, and such distribution may give rise to income or capital gains to the Trust.  The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund").  The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units.  The Declaration of Trust accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

The Trust may deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above.  An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust to the Unitholder or the Unitholder is entitled in that year to enforce payment of the amount.  The terms of the Declaration of Trust generally provide that all income of the Trust for a taxation year net of the Trust's expenses will be paid or made payable to Unitholders in the year.  Therefore, as a result of such deduction from income and the Trust's entitlement to a Capital Gains Refund it is anticipated that the Trust generally will not have any taxable income for the purposes of the Tax Act.  In order to utilize losses from prior taxation years, the Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in the year if it designates such amount not to have been paid or become payable to the Unitholders.

Taxation of Unitholders

A Unitholder will generally be required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or becomes payable to the Unitholder in that particular taxation year, whether or not the amount is actually paid to the Unitholder in that year or reinvested in additional Trust Units.  An amount will be considered to have become payable to a Unitholder in a taxation year if the Unitholder is entitled in the year to enforce payment of the amount.  For the purposes of the Tax Act, income of a Unitholder from the Trust Units will be considered to be income from property and not resource income.  Any deduction or loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss of, a Unitholder.  The Trust will provide Unitholders with the relevant information required for completion of their Canadian income tax returns at the relevant time.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

Any amount paid or payable by the Trust to Unitholders in excess of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in a year generally will not be included in the income of the Unitholders but will reduce the adjusted cost base to Unitholders of the Trust Units.  The non-taxable portion of capital gains realized by the Trust that is paid or made payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.  To the extent that the adjusted cost base of Trust Units would otherwise be less than zero, that negative amount will be treated as a capital gain realized by the Unitholder from the disposition of Trust Units and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith.  This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs associated with the disposition.  Where Trust Units are redeemed and property of the Trust, including a portion of the Royalty, is distributed in specie to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Trust on the distribution of such property, other than on the distribution of the portion of the Royalty.  The cost to a Unitholder of any property distributed to the Unitholder on a redemption of Trust Units will generally be equal to the fair market value of such property at the time of the distribution.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.  Where the Unitholder is a corporation, any capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any taxable dividends that were designated by the Trust in respect of the corporation and were deductible by the corporation in computing its taxable income.  Similar rules apply where the Unitholder is a partnership or a trust.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the Unitholder's particular circumstances.  A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Macleod Dixon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon a report prepared by Gilbert Laustsen Jung Associates Ltd. ("Gilbert"), as at January 1, 2003.  The principals of Gilbert, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates contained in the short form prospectus of the Trust dated February 4, 2003 under the heading "Recent Developments - Acquisition of Acquired Companies", and incorporated by reference into this prospectus, are based upon a report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"), as at July 1, 2002. The principals of McDaniel, as a group, own, directly or indirectly less than 1% of the outstanding Trust Units.

RISK FACTORS

Investors should carefully consider the risks described at pages 32 to 40 under "Risks Related to Our Business" and the risks described at pages 40 to 44 under "Risks Related to the Trust Structure and the Ownership of Trust Units" in the AIF incorporated herein by reference.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta T2P 5L3.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF PRIMEWEST

Date:

September 15, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.  For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PRIMEWEST ENERGY TRUST

By: PRIMEWEST ENERGY INC.

(signed) DONALD A. GARNER President and Chief Executive Officer	(signed) DENNIS G. FEUCHUK Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors:

(signed) HAROLD P. MILAVSKY Director	(signed) BARRY E. EMES Director

CERTIFICATE OF THE UNDERWRITERS

Date:

September 15, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.  For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.		CIBC WORLD MARKETS INC.
By: (signed) ERIC MCFADDEN		By: (signed) BRENDA A. MASON

BMO NESBITT BURNS INC.	RBC DOMINION SECURITIES INC.		TD SECURITIES INC.
By: (signed) SHANE C. FILDES	By: (signed) ROBI CONTRADA		By: (signed) GREGORY B. SAKSIDA

NATIONAL BANK FINANCIAL INC.
By: (signed) L. TREVOR ANDERSON

CANACCORD CAPITAL CORPORATION	DESJARDINS SECURITIES INC.	FIRSTENERGY CAPITAL CORP.	HSBC SECURITIES (CANADA) INC.
By: (signed) KARL B. STADDON	By: (signed) JACQUES LEMAY	By: (signed) MATTHEW D. JOSS	By: (signed) ROD A. MCISAAC